Allied Asset Advisors Funds

                 Form N-SAR Report for the Period Ended 10/31/00


Item 77-I

The Allied Asset Advisors Funds, (the "Trust"), an open-end management investment company, was organized as a Delaware business trust on January 14, 2000. The trust currently offers one series of shares to investors, Dow Jones
(SM) Islamic Index Fund (the "Fund") which consists of two classes: Classes K and M. The Fund is a diversified series and has its own investment objective and policies. The Trust may start another series and offer shares of a new fund under the Trust at any time. Allied Asset Advisors, Inc. ("AAA" or the "Advisor") is a Delaware corporation that serves as an investment manager to the Fund. AAA is a wholly owned subsidiary of The North American Islamic Trust.
The Fund commenced operations on June 30, 2000.

The Declaration of Trust authorizes the Board of Trustees to issue unlimited number of shares of common stock, with a no par value, and to create classes of Common Stock within each series. The Fund currently offers two share classes:
(1) Class K, sold to individuals through the Fund and (2) Class M, sold to individuals through broker/dealers.

Each class of shares of the Trust represents an interest in the assets and liabilities of the respective Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that the distribution and shareholder servicing fees related to Class M shares are borne solely by that class. Fractional shares have the same rights proportionately as full shares. Common Stock issued are fully paid and nonassessable and have no subscription or preemptive rights and only such conversion rights or exchange rights as the Board of Trustees may grant in its discretion.


The following are incorporated by reference:

Item 77-Q (a) Bylaws - Pre-Effective Amendment No. 1, Article II, Section 2.7
Item 77-Q (e) Advisory Agreement - Pre-Effective Amendment No. 1, Article IV,
   Section 4.1